Gary R. Henrie
Attorney at Law
486 W. 1360 N.                                                                                                                                                                                                                                                                                                                                                                                                                                     Telephone:  801-310-1419
American Fork, UT  84003                                                                                                                                                                                                                                                                                                                                                                                                            E-mail:  grhlaw@hotmail.com

December 22, 2014

Via EDGAR

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Washington, D.C. 20549

Re:           Growblox Sciences, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed December 8, 2014
File No. 333-198967

Dear Mr. Schwall:

As securities counsel to Growblox Sciences, Inc. (the “Company”), I have prepared this letter with management and the Company’s outside auditors in response to the staff’s comment letter dated December 18, 2014, regarding the Company’s Amendment No. 3 to Registration Statement on Form S-1.  Each comment is reproduced below in bold italics and followed by the Company’s response.

General

1. We note your response to prior comment 1, and your revised disclosure that you are registering the issuance of the shares of common stock that underlie the warrants held by the selling stockholders.  Please tell us why you believe that it is appropriate to register such issuance.  In that regard, we note the warrants were issued in a private placement.  As part of your response, please tell us when the warrants are exercisable.  In the alternative, please revise your registration statement to remove your registration of the issuance of such shares.

Response:  The Company sold units composed of shares and warrants in a private placement. The warrants are exercisable at the holder’s option at any time following the acquisition of the units.  The last units were acquired in June, 2014.  Ten million of the warrants are exercisable for a period of three years from acquisition.  The remaining 13 million warrants are exercisable for a period of five years from acquisition. The placement included a registration rights agreement requiring the registration of the common shares underlying the warrants. We are registering the shares underlying the warrants pursuant to SEC rules allowing for the registration of shares that will be offered on a delayed basis.

Voting Securities and Principal Holders, page 26

2.      We note your revised disclosure that the percentages in the beneficial ownership table were calculated based upon a stock outstanding figure that assumes the 4 million shares of stock to be issued to Mr. Ellins is outstanding.  Please revised your table to reflect that such shares of common stock are not deemed to be outstanding for the purpose of computing percentage of the class by any person other than Mr. Ellins.  See Exchange Act Rule 13d-3.

Response: Disclosure revised as requested.

Signatures, page 58

3.      Please ensure that your amended registration statement indicates who is signing on behalf of your (1) principal financial officer and (2) controller or principal accounting officer.  See the Instructions to Form S-1.  We note in that regard your current signature page on which Mr. Ellins signs as an “attorney-in-fact for CFO.”  We also note your disclosure on page 25 that your former chief financial officer, Mr. Weldon, resigned on November 21, 2014.

Response:  Our Chief Financial Officer and Chief Accounting Officer, Cathryn J. Kennedy has signed Amendment 4 to the registration statement in those capacities.

Exhibits

4.      Please file as an exhibit to your registration statement the 2014 Equity Incentive Plan referenced on page 13.

Response:  The 2014 Equity Incentive Plan is filed with the registration statement as Exhibit 10.6.
.
Exhibit 5.1

5.      We note that you have revised your filing to register the resale of additional shares of common stock.  Please obtain and file a revised legality opinion that also covers the legality of such additional shares.

Response:  Revised legality opinion filed as Exhibit 5.1.

Very truly yours,

/s/ Gary R. Henrie

Gary R. Henrie
Securities Counsel to the Company